U.S. SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C. 20549

                                    FORM 12b-25

                                NOTIFICATION OF LATE FILING

                                    (Check One):


[x] Form 10-K and Form 10-KSB                     [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB                     [ ] Form N-SAR

          For Period Ended: May 31, 1994
                            ---------------------------------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ------------------------------------

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         Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------
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Part I-Registrant Information
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          Full Name of Registrant          Lazare Kaplan International Inc.

          Former Name if Applicable

          529 Fifth Avenue
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          Address of Principal Executive Offices (Street and Number)

          New York, New York 10017
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          City, State and Zip Code

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Part II-Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Please see attached sheet
                                                (Attach Extra Sheets if Needed)
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Part IV-Other Information
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        (1)  Name and telephone number of person to contact in regard to this notification


        Sheldon L. Ginsberg                      (212) 972-9700
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              (Name)                      (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [x] Yes    [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes    [x] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Lazare Kaplan International Inc.
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                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 29, 1994            By
    -------------------             ------------------------------
                                    Sheldon L. Ginsberg
                                    Vice President and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
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


                              Lazare Kaplan International Inc.
                                    Form 12b-25
   Notification of Late Filing of Form 10-K for the period ended May 31, 1994


Part III - Narrative

        The Registrant anticipates closing a transaction with the Botswana Development Corporation (the "BDC") within the next week pursuant to which the BDC will invest 21.8 million pula (approximately $U.S. 8.0 million as of the date hereof) for an equity position in Lazare Kaplan Botswana (Pty) Ltd. ("LKB"), a company through which the Registrant, as the owner of 85% of the common equity of LKB, owns and operates a cutting and polishing facility in Botswana. It is anticipated that the investment will be in the form of common shares and cumulative, redeemable, non-voting, participating preference shares and that as a result of the transaction, LKB will be owned 60% by the Registrant, 34.9% by the BDC and 5.1% by the Government by Botswana. Because of the significance of this transaction, the Registrant has been advised by its independent auditors that they will not be in a position to issue their report on the Registrant's financial statements until completion of such transaction.